SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                               SCHEDULE 13G
                              (Rule 13d-102)


        INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), and (d) and AMENDMENTS THERETO FILED
                          PURSUANT TO 13d-2(b)
                       (Amendment No. ________)1

                             HENRY SCHEIN, INC.
         ______________________________________________________
                            (Name of Issuer)

                 Common Stock, Par value $.01 per Share
         ______________________________________________________
                      (Title of Class of Securities)

                                 806407102
        ______________________________________________________
                             (CUSIP Number)


        ______________________________________________________
       (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                             Rule 13d-1(b)
                             Rule 13d-(c)
                        /X/  Rule 13d-1(d)

      1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 806407102                    13G                 Page 2 of 7 Pages



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1.     Names of Reporting Persons.
       Marvin H. Schein and trusts established by Marvin H. Schein under Trust Agreements dated September 12, 1994, May 15, 1995, April 9, 1997, December 22, 1998, and August 4, 1999

       IRS Identification No. of Above Persons
       (Entities Only)


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2.     Check the Appropriate Box if a Member         (a)
       of a Group*                                   (b) X

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3.     SEC Use Only

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4.     Citizenship or Place of Organization

       United States
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Number of Shares                    5.      Sole Voting
Beneficially Owned                            Power            415,132 shs.
by Each Reporting                   6.      Shared Voting
Person With                                    Power         2,592,454
                                    7.      Sole Dispositive
                                               Power           415,132 shs.
                                    8.      Shared Dispositive
                                              Power          2,592,454

9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       3,007,586 shs.
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10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* [x]

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11.    Percent of Class Represented by Amount in Row (9)

          7.4%
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12.    Type of Reporting Person*

       IN
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                    *SEE INSTRUCTION BEFORE FILLING OUT!


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CUSIP No. 806407102                    13D           Page 3 of 7 Pages


ITEM 1(a).  Name of Issuer:

     The name of the Issuer is Schein Henry, Inc. (the "Company")
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ITEM 1(b).  Address of Issuer's Principal Executive Offices:

      The address of the Company's principal executive office is 135 Duryea Road, Meville, New York 11747
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ITEM 2(a).  Name of Person Filing

       This Schedule is filed on behalf of (i) Marvin Schein, individually and as trustee of various grantor retained annuity trusts for the benefit of his children and charitable retained annuity trusts for the benefit of charities to be determinted (the "Trusts"), with respect to which he serves as co-trustee, (ii) as co-trustee of the Trusts, and (iii) the individual Trusts.
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ITEM 2(b).  Address of Principal Business Office or, if None, Residence:

     The address of Mr. Schein's principal business office is c/o Henry Schein, Inc., 135 Duryea Road, Melville, New York 11747.

     Mr. Levine's business address is c/o Ackerman, Levine, Cullen & Brickman, LLP, 175 Great Neck Road, Great Neck, New York 11021.
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ITEM 2(c).  Citizenship.

        As to all filing persons: United States

ITEM 2(d).  Title of Class of Securities.

     This Schedule relates to the Common Stock, par value $.01 per share ("Common Stock") of the Company.


ITEM 2(e).  CUSIP Number.

        The CUSIP number of the Common Stock is 806407102.

ITEM 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:


                                   Not Applicable

    (a) /_/ Broker or dealer registered under Section 15 of the Exchange Act.

    (b) /_/ Bank as defined in Section 3(a)(6) of the Exchange Act.

    (c) /_/ Insurance company as defined in Section 3(a)(19) of the
               Exchange Act.



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CUSIP No. 806407102                 13G                   Page 4 of 7 Pages

    (d) /_/ Investment company registered under Section 8 of the Investment Company Act.

    (e) /_/ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

    (f) /_/ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(G);

    (g) /_/ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

    (h) /_/ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

    (i) /_/ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

    (j) /_/ Group, in accordance with Rule 13-d-1(b)(1)(ii)(J).

   If this statement is filed pursuant to Rule 13d-1(c), check this box. /_/


ITEM 4.  Ownership.

     As of December 31, 1999, Mr. Schein was the beneficial owner of 3,007,586** shares of Common Stock, which represents 7.7% of the class. As of December 31, 1999, Mr. Schein shared the power to vote, or direct the vote of, and dispose, or direct the disposition of, 2,592,454 share of Common Stock in his capacity as co-trustee of four trusts established by Marvin H. Schein under Trust Agreements dated September 12, 1994, May 15, 1995, April 9, 1997, December 22, 1998 and August 4, 1999 (collectively, the "Trusts"). As of December 31, 1999, Mr. Schein had the sole power to vote, or direct the vote of, and dispose of, or direct the disposition of, 415,132 shares of Common Stock.

---------------------------------------------------
** Does not include 3,349,648 share of Common Stock )other than the shares included in Item 4) held by certain other stockholders of the Company that are subject to the Amended and Restated HSI Agreement ("HSI Agreement'), dated as of February 16, 1994, between certain of the Company's stockholders and the Company, which generally provides that Stanley M. Bergman has the Right to direct the nomination of all of the nominees to

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CUSIP No. 806407102                 13G                   Page 5 of 7 Pages


     the Company's Board of Directors. However, if Marvin H. Schein, a principal stockholder and a member o the Board of Directors, does not approve such nominations, Mr. Bergman and Mr. Schein will each nominate that number of nominees equal to one-half of the entire Board, rounded down to the nearest whole number (of which one will be an independent nominee), and the remaining nominee (if there is an odd number of directors) will be selected by the two independent nominees. Until December 31, 2003, (a) Pamela Schein, the Trust established by Pamela Joseph under Trust Agreement dated February 14, 1994, Marvin H. Schein, Stanley M. Bergman, Martin Sperber, James P. Breslawski, and Steven Paladino, (b) the spouse (or former spouse), children, grandchildren or direct lineal descendents of, or parents of, any of the persons in (a),
     (c) any estate of the persons in (b), (d) any executor, guardian, committee, or other fiduciary acting in such capacity (and the estates and trusts for which they so act) solely on behalf or for the benefit of any person referred to in (a) or 9b), and (e) any entity owned exclusively by any person referred to in (a) and/or the individuals or entities referred to in (b), (c) or (d), must vote all shares of the Company's voting securities over which they have voting control for Mr. Bergman's nominees to the Company's Board of Directors.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
               ANOTHER PERSON.

         Leslie Levine, as co-trustee of the Trusts, and the Trusts share the right with Mr. Schein to direct the receipt of dividends from, or the proceeds from the sale of, the 2,592,454 share of Common Stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
         HOLDING COMPANY.

          Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable

ITEM 10.  CERTIFICATIONS.

          Not Applicable


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CUSIP No. 806407102                 13G                   Page 6 of 7 Pages


                                 SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February   , 2000

                        /s/ Marvin H. Schein
                        --------------------------------------
                            Marvin H. Schein

                        Marvin H. Schein and Leslie J. Levine,
                        as trustees of trusts established for the benefit of Marvin H. Schein u/i/d
                        September 12, 1994, May 15, 1995, April 9, 1997,
                        December 22, 1998 and August 4, 1999

                         /s/ Marvin H. Schein, Trustee
                         ---------------------------------------
                              Marvin H. Schein, Trustee


                         /s/ Leslie J. Levine, Trustee
                         ---------------------------------------
                              Leslie J. Levine, Trustee